

February 12, 2013

Via Email
Nir Peles
Chief Financial Officer
BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46733, Israel

> **Re:** **BluePhoenix Solutions Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed February 6, 2013**
> **File No. 333-185681**

Dear Mr. Peles:

We have reviewed your response and have the following comment. Where indicated, we think you should revise your document in response to these comments.

Incorporation of Certain Information by Reference, page 41

1. Please revise this section to specifically incorporate by reference all Forms 6-K that you filed since the date of filing of the annual report you incorporated by reference. See Item 6(a) of Form F-3. Your Forms 6-K filed January 31, 2013, February 6, 2013 and February 7, 2013 are not specifically listed as documents incorporated by reference, although we note that those Forms 6-K state that that they are being incorporated by reference into this registration statement..

You may Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. I f you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Stephane Levy
        Cooley LLP